SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 3 January 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures:

Appointment of Ms H Nyasulu as Non-executive Director

Sasol Limited  - Appointment of Director
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")


Appointment of Ms H Nyasulu as Non-Executive Director

Sasol is pleased to announce the appointment of Ms Hixonia Nyasulu
as a non-executive director with effect from 1 June 2006.

Ms Nyasulu is the Executive Chairman of Ayavuna Women's Investments
(Pty) Limited, a women-controlled empowerment vehicle whose
objective it is to acquire quality assets for the benefit of black
professional women, as well as women's organisations involved in
health, education and skills transfer. Until 2004 Ms Nyasulu was
the chief executive of a marketing and research company, which she
founded in 1984.

Ms Nyasulu is currently a director of Anglo Platinum Limited, Defy
(Pty) Limited, the Tongaat-Hulett Group Limited and chairperson of
the Development Fund of the Development Bank of South Africa.
Previously she was a director of amongst others AECI Limited,
Nedcor Limited and Nedbank Limited (as deputy chairman), McCarthy
Group Limited and Relyant Retail Limited.

Ms Nyasulu has a BA in Social Work and an Honours Degree in
Psychology. She also holds an Executive Leadership Development
Programme certificate of Arthur D Little Management Education
Institute (Cambridge, Massachusetts) and attended the International
Programme for Board Members at the Institute of Management
Development in Lausanne, Switzerland.

Ms Nyasulu plays a leading role in the consortium of black
shareholders that will, if approved, take an equity interest in the
proposed liquid fuels Uhambo joint venture between Sasol, Petronas
and BEE groups.

The chairman of Sasol, Mr P du P Kruger, said: "On behalf of the
members or our Board, as well as all the people of Sasol, I welcome
Hixonia as a non-executive director. She is ideally equipped and
qualified to be a director of the company and we are delighted that
she has accepted our invitation to join the board."


22 December 2005
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


Date: 3 January 2006


By:  /s/  N L Joubert
Name: Nereus Louis Joubert
Title:  Company Secretary